MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated November 28, 2007 for the six month period ended September 30, 2007 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2007.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, production estimates, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in eight petroleum permits located in the Taranaki Basin of New Zealand. The Company also has one interest in the East Coast Basin (PEP 38342) and three permit interests (PEP 38738-D, PMP 38156-D and PMP 38157) in the Taranaki Basin that will be formally assigned to arms-length purchasers upon completion of certain asset sale agreements. Taranaki is a lightly explored area with a good discovery rate and all of our interests in Taranaki cover 22,754 net acres. The Company’s interest in the East Coast Basin covers 159,213 net acres.

Moving forward, TAG is addressing a number of challenges relating to increasing costs of exploration and development, and reduced working capital balances mainly resulting from higher than projected costs relating to the development of the Cheal oil field. However the opportunity remains in New Zealand to pursue shallow oil targets similar to the Cheal oil field as well as some promising deep-gas prospects. In an effort to adapt to these changing conditions and to preserve capital for our core business, TAG has adjusted its risk profile and approach to conducting its operations. The Company is focusing on high-graded prospects and mitigating the risk of these prospects as well as cost control, corporate structure the ongoing evaluation of our Taranaki basin permits. Our long-term plan continues to be focused on maximizing production at Cheal so that oil revenues can fund our development and exploration programs going forward. We also intend to leverage our assets into new opportunities that we feel will meet our risk profile.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended September 30, 2007

During the quarter ended September 30, 2007 the Company incurred $2,150,232 (2006: $8,406,710) worth of expenditures on its oil and gas properties. For the six month period ending September 30, 2007 the Company has invested $5,056,220 on its oil and gas properties compared to $33,693,961 for the same period last year of which $22,168,070 related to the acquisition of Cheal Petreolum Limited. The primary capital expenditures and activities during the second quarter were as follows:

PMP 38156-S: $1,707,514 (6 months: $4,036,753) in costs were incurred by the Company during the quarter relating to the Cheal oil field production facilities and $290,323 (6 months: $407,181) was spent on other aspects of field development. The operator has estimated that the gross cost to complete the facility will be approximately NZ$54 million with NZ$41 million being spent to September 30, 2007 and a total of NZ$44mm being spent to the date of this report.

There are currently two wells on the Cheal B site and two wells on the Cheal A site that are currently capable of production. The Cheal A site permanent production facilities are fully commissioned and it is anticipated that the Cheal B site will be connected to the Cheal A permanent facilities by December 15, 2007. As of the date of this report, the Cheal B site remains shut in to connect the B site wells to the A site facilities and as a result, daily gross production is currently limited to the two A site wells, Cheal A3X and Cheal A4. After certain operational problems encountered to date, production rates at Cheal are stable at approximately 360 barrels per day gross. The operator of Cheal has estimated that once the Cheal B site is connected to the permanent facilities, production will increase to approximately 500 to 600 barrels per day and that further increases to daily production will require additional wells to be successfully drilled along with further workovers to the Cheal A3X and Cheal A4 wells.

Two new wells are currently being considered for drilling from the Cheal A site in mid-2008 at a gross cost estimated at NZ$5.5mm inclusive of anticipated completion costs. The production facilities are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day with the ability to increase the facilities capacity, should reserves support additional production.

The Cheal oil field has been in production using temporary and permanent facility set-ups and associated production rates since July 2006 and the joint venture has produced and sold a total of 122,320 and 113,670 barrels of oil, respectively to September 30, 2007. TAG’s share of the oil produced is 30.5% .

The Company has the following commitments for Capital Expenditure at September 30, 2007:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	8,450,000	8,450,000	-
Total Contractual Obligations (2)	8,450,000	8,450,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $8,450,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. The commitment amounts for capital expenditure include:

PMP 38156-S (30.5%): $2,900,000 more may be required to complete the Cheal facilities based on the the Company’s share of costs as estimated by the operator of the permit. Certain of the costs already paid to date and that may be required going forward relate to significant project revisions made to the development plan by the operator. The Company did not approve these changes as required under the joint venture operating agreement and does not believe it is responsible to pay for costs related to these changes. On a go-forward basis to maximize production at Cheal, the joint venture is considering drilling two additional wells on PMP 38156-S. Costs to dril have been budgeted at approximately NZ$5.5mm to drill and complete two wells.

PMP 38153 (15%): $1,200,000 has been budgeted to drill the Kahili-2 well on this permit in the 2008 fiscal year. At this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38741 (45%): $4,300,000 relates to the Company’s share of costs to drill the Waitoriki-1 well that is required to be spudded by May 2008. On November 24, 2007 the joint venture was to have committed to drill the Waitoriki-1 well by May 2008 and to have a signed rig agreement to maintain the permit in good standing. The operator of the permit has informed the Company that a rig agreement to drill a well by May 2008 could not be reached as a result of limited rig availabilty im New Zealand and that an extension to the November 24, 2007 commitment date was requested to enable the joint venture to secure a drilling rig. The Company intends to farm-out this interest.

Results of Operations
The Company recorded a net loss for the second quarter of the 2008 fiscal year of $673,834 ($0.01 per share) compared to a loss of $722,322 ($0.01 per share) for the same period last year. For the six month period ended September 30, 2007 the Company incurred a net loss of $1,585,597 ($0.02 per share) compared to a six month loss of $1,442,817 ($0.02 per share) last year.

The Company’s revenue for the second quarter consisted of production revenue derived from the sale of oil from the Cheal Oil Field, totalling $789,655 (6 months: $1,683,154) and interest income of $176,520 (6 months: $300,271) compared to $234,916 (6 months: $234,916) of production revenue and $216,664 (6 months:

$395,267) of interest income being recorded for the same period last year.

During the quarter ended September 30, 2007, the Cheal oil field produced 41,612 (6 months: 77,226) gross barrels of oil and 33,009 (6 months: 68,939) gross barrels of oil were sold with associated gas produced being used to generate electricity on-site. The Company’s 30.5% share of oil produced and sold for the quarter was 12,692 (6 months: 23,554) and 10,068 (6 months: 21,026), respectively. The Company’s share of production costs for the quarter was $302,547 (6 months: $564,135) while depletion and royalties amounted to $252,746 (6 months: $550,290) and $45,918 (6 months: $86,656) , respectively.

General and administrative (“G&A”) costs for the second quarter of the 2008 fiscal year increased to $779,753 (6 months: $1,163,714) from $432,661 (6 months: $894,465) for the same period last year primarily due to an agreement between the Company and its former Chief Executive Officer (“CEO”) that paid the CEO a one time severance fee of $405,600 that was calculated based on industry standards and in consultation with the Company’s legal counsel. With the exception of this one time cost, the majority of G&A items decreased.

A comparative summary of the Company’s G&A costs over the three and six months ending September 30, 2007 is as follows:

	3 months ended September 30		6 months ended September 30
	2007	2006	2007	2006
Consulting fees	$6,000	$24,330	$8,272	$45,921
Directors fees	15,807	15,000	49,741	30,000
Filing, listing and transfer agent	15,292	23,179	21,655	35,558
Reports	17,468	26,659	17,468	56,169
Office and administration	30,969	22,940	53,531	67,606
Professional fees	26,083	65,258	67,991	90,164
Rent	11,299	13,981	24,035	23,557
Shareholder relations and
communications	26,144	59,959	47,030	109,585
Travel	17,038	60,495	74,064	130,216
Wages	620,520	198,855	847,890	421,126
Overhead recoveries	(6,867)	(77,995)	(47,963)	(115,437)
	$779,753	$432,661	$1,163,714	$894,465

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the second quarter amounting to $633,645 (6 months: $1,184,889). This compares to a foreign exchange loss of $130,072 (6 months: $547,246) for the comparable period last year. The foreign exchange loss for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $22,817 for the quarter ending September 30, 2007 (6 months: $45,634) relating to the amortization of the fair value compensation cost of stock options previoulsy granted.

cTthe Company also recorded a total of $51,370 (6 months: $392,180) in exploration costs that had previously been incurred on permits prior to being relinquished or that were deemed to be unlikely to provide the Company with an opportunity to recover the costs.

d. During the second quarter, the Company was paid $477,827 in an out of court settlement with Green Gate Limited with respect to PEP 38260 and the Kate prospect.

Please also refer to Note 3 of the accompanying unaudited consolidated interim financial statements.

Summary of Quarterly Results
2008			2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$

Total
Revenue	789,655	893,499	366,611	337,311	234,916	-	-	-

General and
administrative	(779,753)	(383,961)	(741,455)	(430,745)	(432,661)	(461,804)	(443,804)	(402,270)

Foreign
Exchange	(633,645)	(551,244)	47,086	634,690	(130,172)	(417,074)	292,651	(5,562)

Stock option
compensation	(22,817)	(22,817)	(23,838)	(39,219)	(38,207)	(6,518)	-	(91,500)

Other	(27,274)	(847,240)	(15,992,555)	(1,273,535)	(356,198)	164,901	(89,676)	144,315

Net loss	(673,834)	(911,763)	(16,344,151)	(771,498)	(722,322)	(720,495)	(240,829)	(355,017)

Basic loss per
share	(0.01)	(0.01)	(0.19)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)

Liquidity and Capital Resources
The Company ended the second quarter with $6,892,312 (September 30, 2006: $23,367,479) in cash and cash equivalents and $7,633,746 (September 30, 2006: $20,352,467) in working capital. This compares to $13,425,795 in cash and cash equivalents and $13,650,792 in working capital for the year ended March 31, 2007. As of the date of this report the Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of additional financing. Alternatively certain permits may be farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transaction
The Company was not involved in any related party transaction during the quarter ended September 30, 2007 outside of paying wages, severance and directors fees as disclosed in this report and in the accompanying unaudited consolidated financial statements.

Subsequent Events
In November 2007 the Company’s application for an extension of duration to PEP 38745 (TAG: 83.33%) was rejected and the permit has now expired.

For more information please also refer to Note 7 of the accompanying unaudited consolidated financial statements.

Disclosure controls and procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2007 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Garth Johnson	Vancouver, British Columbia
President, CEO, CFO and Director
Vancouver, British Columbia	LEGAL COUNSEL
Blake, Cassels & Graydon
David Bennett	Vancouver, British Columbia
Director
Wellington, New Zealand	Chapman Tripp
Wellington, New Zealand
Dan Brown
Director	AUDITORS
Vancouver, British Columbia	De Visser Gray
Chartered Accountants
Pino Perone	Vancouver, British Columbia
Director
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting will be held
Telephone: 1-604-609-3350	on December 21, 2007 at 4:00pm at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: ir@tagoil.com

SHARE CAPITAL
At November 28, 2007, there were
91,631,081 shares issued and outstanding.
Fully diluted: 92,891,081 shares